Filed by Mirant Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Mirant Corporation

(Commission File No. 001-16107)

Below is a copy of a joint press release issued on August 4, 2010 by Mirant Corporation and RRI Energy, Inc. announcing that the Federal Energy Regulatory Commission approved their proposed merger.

FOR IMMEDIATE RELEASE

FERC APPROVES MIRANT - RRI ENERGY MERGER

ATLANTA, GA and HOUSTON, TX — August 4, 2010 — Mirant Corporation (NYSE: MIR) and RRI Energy, Inc. (NYSE: RRI) announced today that the Federal Energy Regulatory Commission (FERC) approved their merger on August 2, 2010.

The FERC approval marks a significant milestone in the merger consummation process. In July, Mirant and RRI Energy received the necessary clearance from the New York State Public Service Commission. In addition to acceptable debt financing, the merger now requires completion of review by the U.S. Department of Justice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and approval from both Mirant and RRI Energy stockholders. The companies expect to close the merger by the end of the year.

About Mirant Corporation

Mirant is a competitive energy company that produces and sells electricity in the United States. Mirant owns or leases more than 10,000 megawatts of electric generating capacity. The company operates an asset management and energy marketing organization from its headquarters in Atlanta. For more information, please visit http://www.mirant.com.

About RRI Energy, Inc.

RRI Energy, based in Houston, provides electricity to wholesale customers in the United States. The company is one of the largest independent power producers in the nation with more than 14,000 megawatts of power generation capacity across the United States. These strategically located generating assets use natural gas, fuel oil and coal. RRI routinely posts all important information on its Web site at http://www.rrienergy.com.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. These forward-looking statements involve a number of risks and uncertainties. RRI Energy and Mirant caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about RRI Energy’s and Mirant’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in RRI Energy’s and Mirant’s filings with the Securities and Exchange Commission (SEC). These include risks and uncertainties relating to: the ability to obtain the requisite RRI Energy and Mirant shareholder approvals; the ability to obtain the requisite financing; the risk that Mirant or RRI Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the ability to resolve any litigation related to the merger; the timing to consummate the proposed merger; general worldwide economic conditions and related uncertainties; and the effect of changes in governmental regulations; and other factors discussed or referred to in the “Risk Factors” section of each of RRI Energy’s and Mirant’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q filed with the SEC. Each forward-looking statement speaks only as of the date of the particular statement and neither RRI Energy nor Mirant undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between RRI Energy and Mirant, on May 28, 2010, RRI Energy filed with the SEC a registration statement on Form S-4 that includes a preliminary joint proxy statement of RRI Energy and Mirant and that also constitutes a preliminary prospectus of RRI Energy. On July 6, 2010, RRI Energy amended these materials. These materials are not yet final and will be further amended. RRI Energy and Mirant will distribute the final joint proxy statement/prospectus to their respective shareholders. RRI Energy and Mirant urge investors and shareholders to read the registration statement, and any other relevant documents filed with the SEC, including the preliminary joint proxy statement/prospectus that is a part of the registration statement, and the definitive joint proxy statement/prospectus, when available, because they contain or will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from RRI Energy’s website (www.rrienergy.com) under the tab “Investor Relations” and then under the heading “Company Filings,” and from Mirant’s website (www.mirant.com) under the tab “Investor Relations” and then under the heading “SEC Filings.”

Participants in the Merger Solicitation

RRI Energy, Mirant and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from RRI Energy’s and Mirant’s shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of RRI Energy’s and Mirant’s shareholders in connection with the proposed merger is contained in the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus when it becomes available. You can find information about RRI Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on April 1, 2010. You can find information about Mirant’s executive officers and directors in its definitive proxy statement filed with the SEC on March 26, 2010 and supplemented on April 28, 2010. Additional information about RRI Energy’s and Mirant’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4. You can obtain free copies of these documents from RRI Energy and Mirant as described above.

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CONTACTS

Media Inquiries:

Brandy Bergman/David Reno/Robin Weinberg

Sard Verbinnen & Co

tel: 212-687-8080

Mirant Investor Inquiries:	RRI Energy Investor Inquiries:
Steve Himes	Dennis Barber
Mirant Corporation	RRI Energy, Inc.
tel: 678-579-3655	tel: 832-357-3042
e-mail: steve.himes@mirant.com	e-mail: dbarber@rrienergy.com

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